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                          [LOGO OF HUTCHISON WHAMPOA]

                         [LOGO OF HUTCHISON TELECOMS]

                         [LOGO OF TELECOM NEW ZEALAND]

11 MAY 2001

                                 MEDIA RELEASE

                       HUTCHISON AND TELECOM NEW ZEALAND
                               FORM 3G ALLIANCE

Hutchison Whampoa Limited ("HWL"), Hutchison Telecommunications (Australia) Limited ("HTAL") and Telecom Corporation of New Zealand Limited ("TCNZ") today announced the formation of a major strategic alliance. The alliance aims to take a significant share of the Australian mobile market through early launch of "3rd Generation" wirefree communication services and to reinforce TCNZ's continued mobile market leadership in New Zealand.

The alliance will result in the formation of a dedicated operating company in each of Australia and New Zealand focussed on 3G products and services. The alliance will have access to the global resources of the Hutchison 3G group for content, applications, technology, management expertise and branding. Hutchison is a global leader in 3G, with licences covering over 170 million people worldwide and alignments with several leading communications and media players, including with NTT DoCoMo.

The alliance believes 3G wirefree communications services, which will be introduced from late 2002 / early 2003, will rapidly overtake conventional mobile services in both the Australian and New Zealand markets. Given the relatively low cost of 3G spectrum licences in Australia and New Zealand, both markets represent attractive opportunities. Hutchison's global scale, partner alignments, and product development and procurement synergies will ensure a competitive cost structure for the alliance while allowing it to be first to market with globally competitive products and services.

Key features of the alliance in Australia are:

 .  The formation of a dedicated 3G company, Hutchison 3G Australia
   ("Hutchison 3G"), to develop 3G services in Australia.

 .  A$1 billion of new equity will be invested in Hutchison 3G:

   -  TCNZ will subscribe A$250 million for a 19.9% stake

   -  A$750 million of additional equity funding has been committed -
      A$600 million to come from HTAL and/or HWL and A$150 million from TCNZ

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   -  Hutchison 3G's further funding requirements will be sourced from bank and capital markets. During the project rollout, TCNZ will not be called upon for further project equity and will not be diluted if additional funding calls are made.

 . Hutchison 3G will own the 1800 MHz spectrum licence contributed by HTAL and the 2.1 GHz spectrum licences.

 . Hutchison 3G will have the right to HWL's 3G content, products and technologies and will use the global HWL 3G brand.

 . Hutchison 3G is committed to an early launch of its networks and a first to market strategy for its products and services. HTAL is subject to financial incentives to support this commitment.

 .  Both alliance partners are committed to long term investment in Australia.
   Hutchison is committed to maintaining its control of Hutchison 3G until at least 36 months following commercial launch of its network.

Key features of the alliance in New Zealand are:

 . TCNZ to form a dedicated 3G company, Telecom 3G ("Telecom 3G") to conduct 3G business in New Zealand.

 . HWL has entered into an option to acquire 19.9% of Telecom 3G for NZ$250 million exercisable 12 to 24 months after commercial launch of 3G services in New Zealand.

 .  Telecom 3G has entered into agreements with HWL to operate under HWL's global
   3G brand and to have access to the content, products and technologies developed and offered globally by HWL's 3G businesses.

 .  TCNZ retains flexibility with respect to the timing of a 3G rollout in New
   Zealand.

 . Applications and content developed by HWL will become available to TCNZ for use on its 1XRTT network.

The formation of the alliance is subject to various approvals including HTAL minority shareholder approval for the Australian transaction and FIRB not opposing the agreements.

Commenting on the alliance, the Group Managing Director of HWL and Chairman of HTAL, Mr Canning Fok, said, "Using 3G platforms, Hutchison is building operations all around the world that will compete tomorrow with the leading owners and operators of wirefree communications infrastructure. We will now be doing the same thing with our partners in Australia and New Zealand.

"We have followed a strategy of partnering with the leading companies in the areas we operate in and so are delighted to have formed this alliance, which we believe will contribute significantly to the success of our business in Australia whilst extending our reach to New Zealand. This provides us with additional reach for our global 3G strategy.

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"Telecom New Zealand represents a logical partner for us given its formidable strength in the New Zealand market and the substantial synergies which can be extracted through a Trans-Tasman presence," he said.

Commenting on the alliance, Telecom New Zealand Chief Executive, Ms Theresa Gattung said: "This is an exciting development for us. It demonstrates further progress in our mobile strategy for the region and provides relatively low-cost entry to cellular network services in Australia with a partner who has global leadership in 3G.

"With the Hutchison group we can pursue the fastest, most capital and cost efficient path to delivering 3G services in Australia and New Zealand, drawing on our joint skills and resources, which provide scale for procurement, deployment and content development. This gives us many cost and other advantages not available to our domestic competitors.

Managing Director of HTAL, Mr Barry Roberts-Thomson said, "On behalf of all of our team, I warmly welcome TCNZ as a close partner for our 3G business. The Hutchison group worldwide will have over 2,000 people dedicated to 3G by year end, 300 of them in Australia. This alliance will help to position us as a major force in the Trans-Tasman telecommunications industry."

For further information, please contact:

Hutchison Whampoa
Laura Cheung, Tel: +852 2128 1235      email: laurac@hwl.com.hk

TCNZ
Martin Freeth, Tel: +61 401 772 956    email: martin.freeth@telecom.co.nz

Jessamy Mahony, Tel: +612 9377 7916    email: jmahony@aapt.com.au

HTAL
Lynette Innes, Tel: +612 8902 1984     email: lminnes@orange.net.au

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                              Background Material
                              -------------------

The Hutchison Whampoa Group has acquired 3G licenses in Australia, the UK, Italy, Austria and Sweden - and will applying for licences in Hong Kong and other locations. This represents a total footprint of around 170 million people - and Hutchison Whampoa is making a multi-billion dollar investment to build its 3G business. By year-end over 2,000 people worldwide will be employed exclusively on 3G by Hutchison group companies

It has almost 100,000 employees in 28 countries, a total market capitalisation in the region of A$100 billion and a credit rating of A3/A and is resourced for business growth through liquid resources in the region of A$50 billion.

Hutchison Whampoa operates five core businesses: ports and related services; telecommunications and e-commerce; property and hotels; retail and manufacturing; plus energy and infrastructure.

Worldwide, the Group is one of the leading owners and operators of Internet and telecommunications infrastructure, offering a wide range of related services. These include fixed-line services, internet services, fibre optics broadband networks, mobile telephony (voice and data), paging, trunked mobile radio and radio broadcasting services.

Telecom Corporation New Zealand Limited is New Zealand's leading fixed line, mobile, internet and data communications provider. Its goal is to be the best performing customer focused online and communications company in Australasia. It has made a major step towards that with the purchase of Australia's third largest telecommunications company, AAPT.

Telecom has positioned itself for growth in the convergence of telecommunications, information technology and entertainment services. Telecom is rolling out new broadband networks and technologies, and forming strong alliances with other leaders in the fast emerging world of e-commerce, online services and mobile communications.

Telecom has sophisticated national and international network including an almost 100% digital PSTN, a fully diverse national and international transport network, ADSL broadband technology available to more than half its customers, and an advanced CDMA mobile technology due for commercial launch shortly

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Telecom's six operating units comprise: Trans-Tasman internet and mobile businesses; an AAPT voice and data services business; an Australian subsidiary which supports the complex telecommunications and IT needs of corporate clients; the New Zealand-based voice and data business; and an alliance with Microsoft and EDS in New Zealand to provide e-commerce solutions to small and medium-sized businesses.

With a market capitalisation of about NZ$10 billion, Telecom is New Zealand's largest listed company. It is also listed on Australian, United States and United Kingdom markets. Telecom has about 7,000 staff.

Hutchison Telecommunications (Australia) Limited has over 10 years of involvement in Australian telecommunications and currently employs around 1,700 people. The company listed on the Australian Stock Exchange in August 1999. Hutchison Whampoa Limited hold a 58% shareholding in HTAL.

HTAL acquired 1800 MHz spectrum licences in 2000 and 2.1 GHz spectrum licences in 2001 which will be used to deliver 3G products and services on a new network expected to be launched in late 2002 / early 2003.

HTAL built its own wireless service, using CDMA technology, which launched in July 2000. Called Orange One, this world-first service combines local loop and mobile telephony in one service. Calls are charged at local rates when callers are in their LocalZone and mobile rates apply when the calls are made outside that LocalZone. The Orange One CDMA network provides coverage to around eight million people in and around Sydney and Melbourne.

ENDS

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